# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0002069986
Persons authorized to receive notices and communications: Jose Bouzas, BICSA Financial Center, Piso 39, Panama City, Panama (R1), 0801, 507 380-7074

## Reporting persons
- Globalharvest Holdings Venture Ltd (CIK 0002069986): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 7,164,243; shared voting power 0; sole dispositive power 7,164,243; shared dispositive power 0; aggregate amount beneficially owned 7,164,243 (10.14% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030

## Item 2. Identity and Background
Name of person filing: Jose Bouzas
Residence or business address: BICSA Financial Center, Piso 39, Panama City, Panama 0801
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:
The Reporting Person originally acquired 4,458,750 shares of Common Stock for an aggregate price of $12,120,097.37. The Reporting Person subsequently acquired an additional (i) 842,220 shares of Common Stock for an aggregate price of $10,515,375.32, (ii) 1,021,178 shares of Common Stock for an aggregate price of $12,481,982.74, and (iii) 842,095 shares of Common Stock for an aggregate price of $10,057,851.35 using working capital from affiliates of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the cover page to this filing, which is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Schedule B of this filing, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock by the Reporting Person, and any Covered Person, if applicable, during the past sixty days are set forth on Schedule B and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Globalharvest Holdings Venture Ltd: /s/ Jose Bouzas, Jose Bouzas, Director (11/05/2025)